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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
Inside Information Announcement

SMIC Reaffirms Fourth Quarter 2016 Guidance

This announcement is made by Semiconductor Manufacturing International Corporation (the
“Company” or “SMIC”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“SEHK”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement of the Company dated 7 November 2016 (the Announcement”) relating to the Company’s unaudited results for the three months ended 30
September 2016 and the Company’s guidance for the three months ended 31 December 2016.

The Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors that the Company reaffirms its 2016 fourth quarter revenue and gross margin guidance for the three months ended December 31, 2016, which was originally released by the Company in the Announcement for its results for the three months ended September 30, 2016 on November 7, 2016. SMIC narrows its fourth quarter 2016 revenue growth from 5-7% quarter over quarter to 5-6% quarter over quarter, and gross margin range from 28-30% to 29-30%.

Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director commented, “Since the release of our third quarter earnings, we have increased clarity on the near-term business environment. Based on current expectation, revenue for the first quarter of 2017 is expected to grow on a year over year basis and decline mildly quarter over quarter. We target an annual revenue growth of around 20% in 2017, outperforming the foundry industry average growth. Furthermore, we maintain our target to grow at 20% compounded annually from 2016 to 2019.”

The Company is still in the process of finalizing its results for the three months ended December 31, 2016. The information contained in this announcement is only a preliminary assessment by the management of the Company based on the latest unaudited consolidated management accounts of the Company for the three months ended December 31, 2016, which have not been confirmed nor audited by the Company’s auditors and may be subject to adjustments.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including the projected financial results for the fourth quarter of 2016 and the first quarter of 2017 and other statements contained in the quotes of SMIC’s Chief Executive Officer, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC’s reliance on a small number of customers, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this announcement, you should also consider the information contained in SMIC’s other filings with the SEC, including its annual report on Form 20-F filed with the SEC on April 25, 2016, as amended on December 9, 2016, especially in the “Risk Factors” section and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 19 January 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang
Shang-yi Chiang